Item 1

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           May-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-May-01
Current Calculation Date        9-May-01
Previous Payment Date           17-Apr-01
Previous Calculation Date       9-Apr-01
--------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

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                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                      Calculation Date)
                                   9-Apr-01                                        9-May-01
------------------------------------------------------------------------------------------------
Expense Account                    4,841,381.07    4,456,059.22  (4,098,644.78)    5,198,795.51
Collection Account               151,253,618.93   14,777,574.48 (65,373,966.93)  100,657,226.48
Aircraft Purchase Account                     -               -              -                -

 - Liquidity Reserve cash balance 85,879,652.00                              -    85,879,652.00
------------------------------------------------------------------------------------------------
Total                            156,095,000.00   19,233,633.70 (69,472,611.71)  105,856,021.99
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                  -
Interest Income                                                                               -
Aircraft Purchase Payments                                                                    -
Economic Swap Payments                                                                        -
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                           -
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       4,841,381.07
Transfer from Collection Account on previous Payment Date                          4,436,950.00
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Interest Income                                                                       19,109.22
Balance on current Calculation Date
 - Payments on previous payment date                                              (2,064,258.40)
 - Interim payments                                                                           -
 - Other                                                                          (2,034,386.38)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                5,198,795.51
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     151,253,618.93
Collections during period                                                         14,777,574.48
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                        (3,158,618.93)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                        (1,278,331.07)
Aggregate Note Payments on previous Payment Date                                 (60,937,016.93)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                              100,657,226.48
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              20,879,652.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         85,879,652.00
                                                                               -----------------
------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                   15-May-01
Current Calculation Date               9-May-01
Previous Payment Date                  17-Apr-01
Previous Calculation Date              9-Apr-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        105,856,021.99
Liquidity Reserve Amount                                                                         (85,879,652.00)
                                                                                              ------------------
Available Collections                                                                             19,976,369.99
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,880,999.86
     b)      Swap Payments other than subordinated swap payments                                   1,184,526.80
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        649,502.38
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        852,315.57
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,879,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                              75,391.68
(xiv)        Class C Scheduled principal                                                             196,987.51
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        5,428,312.86
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         105,856,021.99
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,879,652.00
                                                                                              ------------------
                                                                                                  19,976,369.99
                                                                                              ==================
----------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-May-01
Current Calculation Date             9-May-01
Previous Payment Date                17-Apr-01
Previous Calculation Date            9-Apr-01
------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-----------------------------------------------------------------------------------------------------
                                         Subclass         Subclass         Subclass         Total
Floating Rate Notes                         A-2              A-3              A-4          Class A

-----------------------------------------------------------------------------------------------------
Applicable LIBOR                             5.02250%        5.02250%        5.02250%
Applicable Margin                             0.3200%         0.4600%         0.5200%
Applicable Interest Rate                     5.34250%        5.48250%        5.54250%
Day Count                                     Act/360         Act/360         Act/360
Actual Number of Days                              28              28              28
Interest Amount Payable                    680,531.01    2,409,254.17      791,214.68
Step-up Interest Amount Payable               NA              NA              NA
-----------------------------------------------------------------------------------------------------
Total Interest Paid                        680,531.01    2,409,254.17      791,214.68    3,880,999.86
-----------------------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                    17-Aug-98       15-Feb-06       15-Aug-00

-----------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance  163,775,094.84  565,000,000.00  183,541,004.35  912,316,099.19
-----------------------------------------------------------------------------------------------------
Extended Pool Factors                          72.89%         100.00%         100.00%
Pool Factors                                   63.79%         100.00%          87.34%
-----------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                               -
Scheduled Principal Payment                         -               -               -               -
Supplemental Principal Payment           2,559,692.61               -    2,868,620.25    5,428,312.86
-----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount      2,559,692.61               -    2,868,620.25    5,428,312.86
-----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                     -
- amount allocable to premium

-----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  161,215,402.23  565,000,000.00  180,672,384.10  906,887,786.33
-----------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

---------------------------------------------------------------------------------- ----------------------------------------------
                                         Subclass     Subclass         Total         Subclass        Subclass        Total
Floating Rate Notes                        B-1           B-2          Class B           C-1             C-2         Class C

---------------------------------------------------------------------------------- ----------------------------------------------
Applicable LIBOR                           5.02250%       5.02250%                       5.02250%       5.02250%
Applicable Margin                           0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                   5.62250%       6.07250%                       6.37250%       7.07250%
Day Count                                   Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                            28             28                             28             28
Interest Amount Payable                  301,414.74     348,087.64                     413,696.24     438,619.33
Step-up Interest Amount Payable             NA             NA                             NA             NA
---------------------------------------------------------------------------------- ----------------------------------------------
Total Interest Paid                      301,414.74     348,087.64      649,502.38     413,696.24     438,619.33       852,315.57
---------------------------------------------------------------------------------- ----------------------------------------------

Expected Final Payment Date               15-Jul-13      15-Jul-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                  17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00

---------------------------------------------------------------------------------- ----------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 68,925,431.37  73,699,670.94  142,625,102.31  83,467,267.83   79,736,887.85  163,204,155.68
---------------------------------------------------------------------------------- ----------------------------------------------
Extended Pool Factors                        91.82%        100.00%                         99.87%        100.00%
Pool Factors                                 86.38%         99.63%                         97.80%         99.41%
---------------------------------------------------------------------------------- ----------------------------------------------
Minimum Principal Payment                                                        -              -              -                -
Scheduled Principal Payment               36,434.01      38,957.67       75,391.68     121,645.81      75,341.70       196,987.51
Supplemental Principal Payment                    -              -               -              -              -                -
---------------------------------------------------------------------------------- ----------------------------------------------
Total Principal Distribution Amount       36,434.01      38,957.67       75,391.68     121,645.81      75,341.70       196,987.51
---------------------------------------------------------------------------------- ----------------------------------------------
Redemption Amount                                                                               -              -
- amount allocable to principal                                                                 -              -
- amount allocable to premium                                                                   -              -

---------------------------------------------------------------------------------- ----------------------------------------------
Closing Outstanding Principal Balance 68,888,997.36  73,660,713.27  142,549,710.63  83,345,622.02  79,661,546.15   163,007,168.17
------------------------------------------------------------------------------- -------------------------------------------------


----------------------------------------------------

Fixed Rate Notes                            D-2

----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
----------------------------------------------------
Total Interest Paid                       708,333.33
----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
----------------------------------------------------
Original Balance                       100,000,000.00
Opening Outstanding Principal Balance  100,000,000.00
----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
----------------------------------------------------
Total Principal Distribution Amount                -
----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                     --------------
- amount allocable to premium                      -
----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
----------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                      15-May-01
Current Calculation Date                   9-May-01
Previous Payment Date                     17-Apr-01
Previous Calculation Date                  9-Apr-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-May-01
End of Interest Accrual Period            15-Jun-01
Reference Date                            11-Jun-01

---------------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           4.12250%    4.12250%    4.12250%   4.12250%    4.12250%     4.12250%   4.12250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.4425%     4.5825%     4.6425%    4.7225%     5.1725%      5.4725%    6.1725%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

Fixed Rate Notes                            D-1

----------------------------------------------------

Actual Pool Factor                          100.00%

----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

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(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    163,775.09  565,000.00  183,541.00  68,925.43   73,699.67    83,467.27  79,736.89
Total Principal Payments                   2,559.69           -    2,868.62      36.43       38.96       121.65      75.34
Closing Outstanding Principal Balance    161,215.40  565,000.00  180,672.38  68,889.00   73,660.71    83,345.62  79,661.55

Total Interest                               680.53    2,409.25      791.21     301.41      348.09       413.70     438.62
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

(b) Fixed Rate Notes                        D-2

----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------

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